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PROSPECTUS
                                                             FILED PURSUANT TO
                                                             RULE 424(b)(3)
                                                             FILE NO. 33-48504



                               April 29, 1997




                             ENERGEN CORPORATION
                   1992 LONG-RANGE PERFORMANCE SHARE PLAN


      This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

        Shares of the common stock, par value $.01 per share, of Energen Corporation ("Energen Common Stock"), issuable pursuant to the 1992 Long-Range Performance Share Plan (the "Plan") are hereby offered to certain employees of Energen Corporation ("Energen") and its subsidiaries.

         Neither the delivery of this Prospectus nor any sales hereunder shall under any circumstances create any implication that there has been no change in the affairs of Energen or the Plan since the date hereof or that the information contained here is correct as of any time subsequent to the date hereof.


                                      THE PLAN

         The following highlights of the Plan are intended only as a summary of its more important provisions and are not complete. Accordingly, each employee is urged to study the text of the Plan document, copies of which are available from Energen. Participants may obtain additional information about the Plan and its administrators by contacting Energen at 2101 Sixth Avenue North, Birmingham, Alabama 35203, telephone (205)326-2700.


GENERAL NATURE AND PURPOSES OF THE PLAN

         The purpose of the Plan is to further the long-term growth in profitability of Energen by offering long-term incentives in addition to current compensation to those key executives who will be largely responsible for such growth. Specifically, participants in the Plan will be persons (including officers and directors) who are employed by Energen on a full-time salaried basis and who, on the basis of such person's opportunity to influence Energen's long-term profitability, are selected by the Officers Review Committee of Energen's Board of Directors (the "Committee"), or in some cases, Energen's chief executive officer, to receive an award ("Award") of equivalent shares of Energen Common Stock ("Performance Shares"). Committee members are not eligible to participate in the Plan. In accordance with the terms of the Plan, no more than 500,000 Performance Shares may be awarded, and as payment for such Performance Shares, Energen has authorized 350,000 shares of Energen Common Stock for issuance under the Plan.

The Plan is administered by the Committee, which has exclusive authority to select who may participate in the Plan, to determine the Award to be made to each participant, and to determine the conditions upon which the Award may become payable to the participant. The expenses of administering the Plan are to be borne by Energen. Only the Committee may make awards to any employee who is an "officer" within the meaning of Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any Energen employee who has an officer title. The Committee may delegate to Energen's chief executive officer the authority to make Awards to Energen employees who are not officers after authorizing an aggregate number of Performance Shares to be awarded to all such employees. The Committee has the power to administer

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and interpret the Plan and to adopt rules and regulations concerning the Plan.
The Committee's interpretation and construction of the Plan is conclusive and binding on Energen and the Plan's participants.

         An Award of Performance Shares, which must be in writing and must set forth the terms and conditions upon which payment will be made to the participant, entitles a participant to be paid the equivalent of one share of Energen Common Stock for each Performance Share awarded to a participant if the Committee has determined that all conditions to payment have been satisfied at the end of a four-year period that commences on the first day of the fiscal year in which an Award is granted (the "Award Period") or at the end of a one-, two- or three-year period within the Award Period (the "Interim Period"). According to the performance condition guidelines that have been adopted by the Committee and are currently in effect under the Plan, payment of an Award will be based on Energen's percentile ranking among a comparison group of forty companies.

         A participant will become entitled to payment of one-half of an Award at the end of a Award Period or at the end of an Interim Period if Energen ranks in the seventy-fifth percentile or better with respect to Total Shareholder Return, which is based on dividends paid and changes in the market price of a company's common stock over a period of time. A participant will become entitled to payment of the other one-half of an Award if Energen ranks in the seventy-fifth percentile or better with respect to Average ROE, which is based on a company's average annual reported income or loss before extraordinary items over average shareholders' equity. A participant will become entitled to payment of fifty percent of each one-half payment if Energen ranks at the fiftieth percentile in Total Shareholder Return and Average ROE.
A ranking between the fiftieth and seventy-fifth percentiles for Total Shareholder Return and Average ROE will entitle a participant to a properly interpolated payment of fifty to one hundred percent of each one-half of an Award. A participant will not be entitled to payment on either one-half of an Award if Energen ranks below the fiftieth percentile with respect to Total Shareholder Return and Average ROE.

         The Committee may, in its discretion, alter or amend these performance condition guidelines prior to granting any new Awards and may pay a participant in cash, shares of Energen Common Stock or a combination of both. The amount of cash paid to a participant will be based on a twenty-day average of closing prices for shares of Energen Common Stock or the value determined by Energen's Board of Directors if no such prices are available. Performance Shares paid at the close of an Interim Period will reduce the number of Performance Shares to be paid at the close of an Award Period. A participant will not have to repay any Performance Shares awarded on the close of an Interim Period if conditions for payment at the close of an Award Period have not been satisfied. The Plan is unfunded, and any benefits under the Plan will be paid from Energen's general assets.

         An Award of Performance Shares does not entitle a participant to receive dividends on shares of Energen Common Stock or to vote shares of Energen Common Stock which are subject to the Award. Only when the Committee decides that the conditions for payment of the Award have been satisfied and the participant actually receives shares of Energen Common Stock as payment will a participant be entitled to such rights.

         If the Committee determines that conditions for payment in full of an Award at the close of an Award Period have not been met, no payment will be made on an Award of Performance Shares. Any Performance Shares that are awarded under the Plan and that are not payable upon expiration or termination of an applicable Award Period will again be available for award under the Plan. A participant will forfeit any unpaid portion of his Award if his employment with Energen terminates for any reason other than a "Qualified Termination." For purposes of the Plan, a "Qualified Termination" means termination of a Participant's employment with Energen or its Subsidiary which is (i) an involuntary termination by Energen or its subsidiaries other than for "Cause;"
(ii) expressly agreed in writing by the participant and Energen to constitute a Qualified Termination for purposes of the Plan; (iii) a result of the death, disability (as defined in the Plan) or retirement (as defined in the Plan) of the participant; or (iv) a voluntary termination by the participant for "Good Reason." The term "Good Reason" means, with respect to an Award and a participant, the occurrence subsequent to the grant of such Award of (A) a reduction in the participant's aggregate rate of monthly base pay or (B) the termination or materially adverse modification of the Energen Annual Incentive Compensation Plan without substitution of new short-term incentives providing comparable compensation opportunities for the participant. Examples of circumstances that constitute "Cause" and that will result in a participant forfeiting such portion of his Award include Energen terminating a participant's employment because the participant willfully and continuously failed, after written demand and not as a result of any disability, to perform his duties, the participant engaged in misconduct that was injurious to Energen or the participant was convicted of a felony. The outstanding Awards of a participant whose employment with Energen terminates as a result of a Qualified Termination will remain in full force and effect, and at risk, for the remainder of the Award period.


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         A "Change in Control" of Energen is deemed to have occurred if an individual or group acquires beneficial ownership of 25% or more of the outstanding shares of Energen Common Stock, the individuals who constitute Energen's current Board of Directors (the "Continuing Directors") cease to be a majority (unless their successors were elected or nominated for election by a majority of the Continuing Directors), a merger or other form of consolidation results in the Continuing Directors ceasing to be a majority or in the acquisition by an individual or group of 25% or more of the voting power of the surviving entity, or Energen sells all or substantially all of its assets or adopts a plan of liquidation or dissolution. Upon a Change in Control, all outstanding Awards will be determined and paid in accordance with such procedures as may be established by the Committee from time to time and all such Awards will be paid in cash.

         A participant's entitlement, if any, to pay out of Awards subsequent to his termination of employment, including termination by Energen or its Subsidiaries other than for Cause or filing a change in control, will continue so long as the participant provides reasonable consultant services for three years following termination of his employment in accordance with the provisions of the Plan and does not, for a period of twelve months following termination of his employment engage in any of the following competitive activities: (i) solicit in competition with Alabama Gas Corporation ("Alagasco") any person or entity which was a customer of Alagasco on the date of termination of employment; (ii) offer to acquire any local gas distribution system located in the State of Alabama; (iii) offer to acquire any coalbed methane interest in the State of Alabama; or (iv) disclose any confidential information of Energen, except in accordance with the provisions of the Plan.

         The Board of Directors of Energen may terminate the Plan at any time, and if not sooner terminated, the Plan will terminate when all the Performance Shares awarded under the Plan have been paid. No termination will adversely affect any right or obligation concerning a previously granted Award. No Award may be granted after September 30, 2001.


         Energen's Board of Directors may amend or suspend the Plan at any time. However, no amendment or suspension can adversely affect any previously granted Award, nor, may the Board of Directors amend or suspend any provision relating to a Change in Control once a Change in Control has occurred.


RESALE RESTRICTIONS AND OTHER RESTRICTIONS ON TRANSFER

         Persons who are "affiliates" of Energen within the meaning of applicable federal securities laws and regulations (for example control persons and certain officers and directors, including certain officers of Energen's subsidiaries) may only sell Energen Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or by complying with the registration requirements of the Securities Act. All such persons should consult Energen counsel concerning their status as affiliates and the applicability of Rule 144 before selling any Energen Common Stock.

         The interest of any person in the Plan is not assignable either voluntarily or by operation of law, and any assignment will render an Award void. Amounts payable under the Plan are transferable only by will or by the laws of descent and distribution.


OWNERSHIP REPORTS AND SHORT-SWING PROFIT LIABILITY

         Section 16(a) of the Exchange Act requires all directors, certain officers and beneficial owners of more than ten percent of any class of Energen's equity securities, including shares of Energen Common Stock issued pursuant the Plan and derivative securities (such as stock options or warrants issued by Energen or written by third parties), to report to the Securities and Exchange Commission (the "Commission") all changes in their ownership of any of Energen's equity securities. Initial statements of beneficial ownership must be reported on Form 3. Subject to certain exceptions, for which no reporting is required, acquisitions and dispositions of shares of Energen Common Stock and other equity securities of Energen by such persons, or insiders, must be reported to the Commission on Form 4, or, if not earlier reported on Form 4,on Form 5 at the time Form 5 is required to be filed with respect to the fiscal year in which the transaction occurred.




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         Any profit realized by an insider on any acquisition and disposition, or any disposition and then acquisition, of shares of Energen Common Stock or derivative securities occurring within a six-month period is recoverable by Energen (or a stockholder suing on behalf of Energen) under Section 16(b) of the Exchange Act. However, the Commission has exempted certain transactions with employee benefit plans from the requirements of Section 16(b) of the Exchange Act. For example, shares of Energen Common Stock that are issued as payment for an Award of Performance Shares are acquired in a transaction directly with the issuer of such securities and the issuance of such shares will be exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act. However, depending on the conditions upon which an Award of Performance Shares is made, an Award and any subsequent payment of an Award may still be subject to the reporting requirements of Section 16(a) of the Exchange Act. All insiders should consult Energen counsel concerning their reporting and short-swing profit obligations under Section 16 of the Exchange Act upon the grant of an Award of Performance Shares and the payment of shares of Energen Common Stock for such Award, and prior to the disposition of any such shares of Energen Common Stock.


FEDERAL INCOME TAX CONSEQUENCES

         Since Energen believes that the Plan is not subject to any provisions of the Employee Retirement Income Security Act of 1974, as amended, the Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. As Awards of Performance Shares will normally be subject to a substantial risk of forfeiture until a participant becomes entitled to payment on such Performance Shares, a participant generally will not be required to include an Award of Performance Shares in the participant's gross income. However, participants in the Plan generally must include in their gross income the amount of cash or the fair market value of the shares of Energen Common Stock, which will also be the basis of such shares, to be paid to the participant as payment on the participant's Performance Shares at the close of an Interim Period or an Award Period. Energen generally is entitled to a deduction at the same time and in the same amount as a participant realizes ordinary income but only if Energen deducts and withholds from the participant upon such amount in accordance with Section 3402 of the Code and so long as the compensation is reasonable. The foregoing brief summary of the tax effects on participants in the Plan is very general in nature and may be subject to a number of exceptions. Participants are urged to consult with their individual tax advisors regarding the effect of the granting of, and the payment upon, Awards under the Plan because tax treatment may vary depending upon an individual's circumstances.


ELECTION TO DEFER AWARDS UNDER PLAN

         Participants in the Plan can elect to defer receipt of part or all of any Award under the Plan pursuant to the Energen Corporation 1997 Deferred Compensation Plan (the "Deferred Compensation Plan"). Information on the Deferred Compensation Plan is available, without charge, to participants of the Plan upon written or oral request to Energen Corporation, Secretary, 2101 Sixth Avenue North, Birmingham, Alabama 35203 (Telephone No.: 205-326-2700).


                             ADDITIONAL INFORMATION


         Energen has filed a registration statement on Form S-8 (the "Registration Statement") under the Securities Act with the Commission relating to the shares of Energen Common Stock offered hereby. The documents incorporated by reference in Item 3 of Part II of the Registration Statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates) are incorporated by reference into this Prospectus. Copies of such documents, which generally consist of Energen's latest annual report on Form 10-K filed with the Commission, all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the date of such annual report, the latest prospectus, if any, filed with the Commission in connection with a registration statement containing audited financial statements of Energen for the latest fiscal year for which such statements have been filed, and a description of the Energen Common Stock are available, without charge, to participants upon written or oral request to Energen Corporation, Secretary, 2101 Sixth Avenue North, Birmingham, Alabama 35203 (Telephone number: 205-326-2700). In addition, copies of the documents then containing the information required to be delivered to eligible participants in the Plan pursuant to Part I of the Registration Statement, Energen's most recent annual report to shareholders and all reports, proxy statements and other communications distributed generally to Energen's security holders

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are available, without charge, to participants upon written or oral request to
Energen Corporation, Secretary, 2101 Sixth Avenue North, Birmingham, Alabama 35203 (Telephone number: 205-326-2700).




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